September 23, 2010

VIA EDGAR

Ms. Julie F. Rizzo – Attorney-Advisor
Mr. John Stickel – Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Merrill Lynch Depositor, Inc.
PPLUS Trust Series RRD-1
PPLUS Trust Series GSC-4
PPLUS Trust Series LTD-1
PPLUS Trust Series EQ-1
Form 10-K for the fiscal year ended December 31, 2009
Filed March 30, 2010
File No. 001-32824; 001-32838; 001-32854; 001-33538

Responses to SEC Comment Letters
dated August 19, 2010 and August 27, 2010

Dear Ms. Rizzo and Mr. Stickel:

Merrill Lynch Depositor, Inc. (the “Registrant”), is depositor for PPLUS Trust Series RRD-1, PPLUS Trust Series GSC-4, PPLUS Trust Series LTD-1 and PPLUS Trust Series EQ-1 (collectively, the “Trusts”).  In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your respective letters dated August 19, 2010 and August 27, 2010, relating to the Annual Reports on Form 10-K for the fiscal year ended December 31, 2009 of each of the Trusts filed on March 30, 2010 (collectively, the “Annual Reports”), the Registrant, on behalf of each of the Trusts, acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Registrant’s responses to the Staff’s comments contained in this letter and in the letter dated September 13, 2010 of Shearman & Sterling LLP on behalf of the Registrant.  If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (646) 855-6745 or Corey Reis at Shareman & Sterling LLP at (212) 848-4404.

Very truly yours,

/s/ John Marciano
John Marciano
Merrill Lynch Depositor, Inc.

cc:
Mr. Max Webb, Securities and Exchange Commission
Mr. Stuart K. Fleischmann, Shearman & Sterling LLP
Mr. Corey Reis, Shearman & Sterling LLP